

07006881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANFORD GROUP COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5051 WESTHEIMER, 13 FLOOR
(No. and Street)

HOUSTON, (City) TEXAS (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. J. RINCON (713) 964-8327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

333 CLAY STREET, SUITE 4700 (Address) HOUSTON, (City) TEXAS (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. J. RINCON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANFORD GROUP COMPANY, as of FEBRUARY 21, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive V.P/Chief Financial Officer
Title

Notary Public


DOROTHY M. WILLIAMS
MY COMMISSION EXPIRES
JUNE 1, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- NA (c) Statement of Income (Loss).
- NA (d) Statement of Changes in Financial Condition.
- NA (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NA (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- NA (g) Computation of Net Capital.
- NA (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- NA (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- NA (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA (m) A copy of the SIPC Supplemental Report.
- NA (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

Independent Auditors' Report

The Board of Directors
Stanford Group Company
and subsidiaries

We have audited the accompanying consolidated statement of financial condition of Stanford Group Company and subsidiaries as of December 31, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stanford Group Company and subsidiaries, as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Houston, Texas
February 27, 2007

Stanford Group Company and Subsidiaries

Consolidated Statement of Financial Condition

December 31,		2006
Assets		
Cash and cash equivalents	$	19,309,874
Escrow cash (Note 6)		649,338
Due from broker-dealers (Note 1)		10,605,985
Securities owned, at market value (Notes 1 and 2)		7,679,985
Accounts receivable		2,473,006
Receivables from affiliates (Note 7)		5,522,119
Advanced compensation arrangements, net (Note 4)		33,404,308
Prepaid expenses and other assets (Note 5)		2,282,532
Property, equipment and leasehold improvements, net (Note 3)		27,136,772
Deferred tax asset (Note 8)		1,286,000
	$	110,349,919
Liabilities and Stockholder's Equity		
Liabilities		
Due to broker-dealers (Note 1)	$	7,140,376
Accounts payable and accrued expenses		9,629,940
Note Payable (Note 6)		7,563,446
Payables to affiliates (Note 7)		14,922,592
		39,256,354
Commitments and contingencies (Notes 9 and 10)		
Stockholder's equity (Note 9)		
Common stock		1,000
Additional paid-in capital		121,002,666
Accumulated deficit		(49,910,101)
Total stockholder's equity		71,093,565
	$	110,349,919

See accompanying independent auditors' report, summary of significant accounting policies and notes to consolidated financial statement.

Summary of Significant Accounting Policies

Organization and Nature of Business

Stanford Group Company (the Company) is a wholly-owned subsidiary of Stanford Group Holdings, Inc. (SGH), a Delaware corporation. The Company was incorporated in Texas on July 21, 1995. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and an investment adviser and is a member of the National Association of Securities Dealers, Inc. (NASD). Further, the Company is registered with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC) as an introducing broker-dealer. The Company is licensed to execute security trades for customers as agent and principal as well as trading for its own accounts.

The Company has agreements (hereinafter referred to as "the Agreements") with Bear Stearns Securities Corp., First Southwest Company and Pershing, LLC (collectively, Clearing Brokers) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). Bear Stearns and Pershing, LLC provide investor protection coverage for the net equity of customer funds and securities positions held by these clearing brokers.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries, The Stanford Financial Group Building, Inc., a Texas real estate holding company that leases office space to affiliated companies, and Stanford Agency, Inc., a licensed insurance company that offers variable annuity and life insurance products. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash Equivalents

The Company considers short-term investments with original maturities of three months or less as cash equivalents.

Securities Transactions

Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Advanced Compensation Arrangements

Advanced compensation arrangements represent "upfront payments" to Company brokers, which are subject to conditions set forth in promissory note agreements. Upfront payments are earned and, therefore, not repayable by the note holder upon their continued employment with the Company for periods of generally five to seven years. Accordingly, these upfront payments are pro-ratably amortized and charged to amortization of advanced compensation arrangements expense by the Company in accordance with such employment terms.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed for financial reporting purposes by the straight-line method and accelerated methods for income tax purposes over their estimated useful lives. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the leased property to which they are attached.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its property and equipment.

Deferred Compensation

The Company has a special non-qualified deferred compensation plan wherein certain key employees are awarded performance appreciation rights (PARs). The Company recognizes the deferred compensation liability and related expense pro-ratably, considering estimated forfeiture rates, over the vesting period of the PARs. Forfeitures of unvested PARs are reversed against expense in the period of forfeiture.

Income Taxes

The taxable income of the Company is included in a consolidated federal tax return filed by SGH. Income taxes are provided by the Company for its financial statements as if it filed a separate tax return.

The Company uses an asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company adjusts the deferred tax asset valuation allowance based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results (Note 8).

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

Concentration of Credit Risk

The Company maintains cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2006, the Company's uninsured cash and cash equivalents balances totaled approximately $15,157,000. The Company has not experienced any losses in such accounts and management believes that the possibility of any credit loss is minimal.

Management's Estimates and Assumptions

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The actual results could differ from these estimates.

Recent Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which is effective for the Company beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements for future transactions. The Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial position or results of operations.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes", or FIN 48, which is effective for the Company as of the reporting period beginning January 1, 2007. The tax position and its validity is a matter of tax law, and generally there is no controversy about recognizing the benefit of a tax position in a company's financial statements when the degree of confidence is high that the tax position will be sustained upon examination by the taxing authority. The tax law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more-than-likely-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in unrecognized benefit. In addition, FIN 48 requires interest to be recognized on the full amount of deferred benefits for uncertain tax positions. An income tax penalty is recognized as expense when the tax position does not meet the minimum statutory threshold to avoid the imposition of a penalty. The Company continues to evaluate the impact of FIN 48 on its consolidated financial statements. At this time, the Company does not know what the impact will be upon the adoption of this standard.

1. Due to or from Broker-Dealers

Pursuant to the Agreements for securities clearance services with the Clearing Brokers, SGC records amounts due to or from broker-dealers. Due from broker-dealers at December 31, 2006, consisted of receivables of $10,605,985. Due to broker-dealers at December 31, 2006 consisted of payables of $7,140,376. The Agreements with the Clearing Brokers provide the Brokers with liens on all the Company's property held by the Brokers including, but not limited to, securities, deposits, monies and receivables. These liens secure the Company's liabilities and obligations to the Brokers.

2. Securities Owned

Securities owned are stated at market values and consist of the following at December 31, 2006:

		Amount
Municipal securities	$	6,677,866
Corporate bonds, debentures, and notes		452,567
Corporate equities		264,056
Mutual funds		207,958
Investment trusts		77,538
	$	7,679,985

3. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2006:

	Useful Lives (Years)		Amount
Building	39	$	21,416,271
Leasehold improvements	7-10		8,805,805
Equipment	7-10		3,142,896
Computer equipment and software	3-5		692,583
Furniture and fixtures	10		124,140
Office art work	5-7		3,113
Total property and equipment			34,184,808
Less accumulated depreciation and amortization			(7,048,036)
		$	27,136,772

4. Advanced Compensation Arrangements

Advanced compensation arrangements represent "upfront payments" to Company brokers, which are subject to conditions set forth in promissory note agreements. Upfront payments are earned and, therefore, not repayable by the note holder upon their continued employment with the Company for periods of generally five years. Accordingly, these upfront payments are pro-ratably amortized and charged to amortization of advanced compensation arrangements expense by the Company in accordance with such employment terms. In circumstances where the brokers terminate prior to the expiration of the agreements, the note holder is obligated to repay any unearned balances due to the Company. At December 31, 2006, the Company had $33,971,316 in advance compensation arrangements with brokers. The Company maintains reserves for estimated unrecoverable amounts due under these arrangements. At December 31, 2006, the Company had reserves of $567,008 for estimated unrecoverable amounts.

5. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following at December 31, 2006:

		Amount
Prepaid expenses	$	1,436,801
Prepaid insurance		524,442
Deferred loan costs		46,379
Prepaid rent		31,810
Other assets		243,100
	$	2,282,532

6. Note Payable

On May 30, 2000, TSFGB entered into a loan agreement with a third party financial institution for $7,990,000 in connection with the construction of a new office garage. The loan bears interest at 8.478% through June 1, 2010, and at 10.478% from such date to maturity, June 1, 2030. Principal and interest is payable in equal monthly installments of $61,312, beginning on July 1, 2000 with a balloon payment of $7,285,925 on June 1, 2030. The loan is collateralized by substantially all of the assets of TSFGB, including all building and land additions or improvements and all current and future lease agreements.

In accordance with criteria defined by the loan agreement, TSFGB is required to make monthly deposits to the escrow account for insurance premiums as well as future building improvements, after formal authorizations from the third party custodian. At December 31, 2006, the balance of such funds held in escrow was $649,338.

7. Related Party Transactions

Pursuant to joint marketing agreements, the Company and Stanford International Bank Limited (SIBL), an affiliated foreign financial institution, agreed to jointly market and offer fixed income and trust products to their respective customers. In connection therewith, the Company is entitled to referral fees based upon percentages of the referred portfolio as defined in the respective agreements. These agreements are automatically renewable for successive one year periods unless terminated by either party on thirty days prior written notice. At December 31, 2006, the Company had receivables from affiliates of $1,131,383 related to such referrals.

Prior to 2006, the Company purchased technical and policy research services and materials from Stanford Financial Group Company (SFG), an affiliated entity. Effective January 1, 2006, SGC assumed the operations of the technical research division from SFG and entered into a verbal arrangement with SFG to in turn provide such research services to SFG. In connection therewith, the Company supplied the affiliate with research services, including all publications produced (i.e., industry and sector reports, brochures, pamphlets, e-mail alerts, etc.) as well as unlimited direct access to individual research analysts, as needed. At December 31, 2006, the Company had receivables from SFG of $1,445,000 for such research services provided. This arrangement will be renewed for 2007, pursuant to a formal written agreement.

Additionally, the Company has $2,945,736 in receivables from affiliates primarily related to expenses, such as advertising, telecommunications and delivery services, incurred by SGC on behalf of affiliates and other routine transactions in the normal course of business.

At December 31, 2006, the Company had payables to primarily SFG and other affiliates of $14,922,592 related to operating expenses incurred with the affiliates. The expenses incurred were primarily for leasing of furniture, computers and computer related equipment, advertising, business promotion, rent, insurance, telecommunication and commission expenses.

8. Income Taxes

Deferred taxes are determined based on temporary differences between the financial statement and income tax bases of assets and liabilities as measured by enacted tax rates, which will be in effect when these differences are expected to reverse.

Deferred income taxes consist of the following at December 31, 2006:

		Amount
Net operating loss carry forward	$	11,626,000
Deferred compensation		1,642,000
Capital loss carryover		579,000
Self-insurance reserves		307,000
Reserve to straight line escalations		219,000
Reserve for advanced compensation arrangements		193,000
Property and equipment		(179,000)
Other		261,000
Gross deferred tax asset		14,648,000
Valuation allowance		(13,362,000)
Net deferred tax asset	$	1,286,000

At December 31, 2006, the Company had a net operating loss carry forward of approximately $34,195,000 for income tax reporting purposes, available to offset future years' taxable income through 2026. At December 31, 2006, management provided a 100% valuation allowance against the net operating loss carry forward since the future realizability is not reasonably assured.

For ended of December 31, 2006, the Company had recognized approximately $4,800,000 in deferred compensation expense for financial reporting purposes. At December 31, 2006, the Company provided a 100% valuation allowance against deferred tax assets created by deferred compensation since the future is not reasonably assured.

At December 31, 2006, the Company had capital loss carry forwards for tax reporting purposes totaling approximately $1,702,000, which are available to offset future taxable income and income tax through the year 2009. At December 31, 2006, the Company provided a valuation allowance against a portion of the deferred tax assets relating to capital loss carryovers since the future realizability of capital losses expiring in 2007 is not reasonably assured.

At December 31, 2006, the Company had AMT tax credit carry forwards for tax reporting purposes totaling approximately $84,000, which are available to offset future taxable income and income tax through the year 2009. At December 31, 2006, the Company provided a 100% valuation allowance against the AMT tax credit carryover since the future realizability of the tax credit is not reasonably assured.

9. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Regulatory net capital may fluctuate on a daily basis. At December 31, 2005, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $4,495,273, which was $4,245,273 in excess of its required regulatory net capital of $250,000.

The Company is also subject to the Commodity Futures Trading Commission's Net Capital Rule in accordance with Section 1.10 of the Commodity Exchange Act, which requires the maintenance of a minimum regulatory net capital amount of $45,000. At December 31, 2006, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $4,495,273, which was $4,450,273 in excess of its required net capital amount.

10. Commitments and Contingencies

Securities and Exchange Commissions Audit
The Company is subject to routine compliance and operational audits by the SEC and NASD. In September 2005, the SEC issued its report on the findings resulting from its audit connected in October 2004. In October 2005, the Company responded to the SEC's findings, objecting to certain of the matters raised by the SEC. In November 2006, the Company received an SEC request for additional documentation in connection with these same matters. The Company is in the process of submitting such documentation and intends to respond fully to all SEC requests. The Company continues to object to the matters raised by the SEC; however, the ultimate outcome of these matters, including any potential impact they may have on the financial position of the Company, the ultimate outcome of this matter is uncertain.

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters
The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position or results of operations; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's results of operations.

During the year the Company was involved in various matters with former brokers, which, in some cases, were arbitrated by an NASD panel, seeking to recover amounts due the Company under advanced compensation arrangements. At December 31, 2006, the Company has similar matters pending under arbitration. Management believes, based on the opinion of its legal council, that the final disposition of these matters will not have a material adverse effect on the Company's financial condition.

Deferred Compensation Plan

In March 2006, the Company's Board of Directors approved a special non-qualified deferred compensation plan for the purpose of awarding performance compensation to key employees. The plan provides for certain performance appreciation rights (PARs) to be awarded to key employees, retroactive to May 1, 2005 for certain employees. The PARs accrete or decrease in value based on operating performance measures, as defined by the plan. As of December 31, 2006, there were 1,896,309 PARs awarded and outstanding under the plan. The PARs generally vest over a six year period, as specified by each award issued. Only upon maturity will the Company pay the employees the vested value of their respective PARs. The plan does not allow for loans or early redemptions against PAR values. In the event of early termination of an employee, the Company will pay only the accumulated value vested of PARs through the date of termination. At December 31, 2006, the Company had accrued a deferred compensation liability of approximately $4,800,000, which included in the payables to affiliates in the accompanying statement of financial condition.

Self-Insurance

The Company has a self-insured program for medical and dental benefits for its employees. The program is administered by a third party insurance company, which in addition to charging an administrative fee, also provides insurance for claims in excess of an individual stop-loss of $110,000 per participant per year, and an aggregate stop-loss for the Company and other affiliated companies of approximately $6,300,000 at December 31, 2006. At December 31, 2006, the Company had recorded self-insurance reserves of approximately $903,000 for SGC employees.

Operating Leases
The Company leases office space and certain equipment under operating lease agreements (some of which are month-to-month) expiring through 2015. At December 31, 2006, the future minimum rental payments required under these leases were as approximate:

Year Ending December 31,		Amount
2007	$	8,179,000
2008		7,982,000
2009		8,049,000
2010		7,957,000
2011		8,054,000
Thereafter		25,206,000
Total	$	65,427,000

11. Subsequent Events

Subsequent to year end, the sole shareholder of the Company contributed additional capital of $8,000,000 to the Company.

Supplemental Material



Independent Auditors' Report on
Internal Control Required By SEC Rule 17a-5
and Section 1.16 of the Commodity Exchange Act

The Board of Directors
Stanford Group Company and Subsidiaries

In planning and performing our audit of the consolidated statement of financial position of Stanford Group Company and subsidiaries ("the Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a 3(a)(11) and the reserve required by Rule 15c3 3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a 13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System 4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3 3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Houston, Texas
February 27, 2007

END